4/30



03024189

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Remgro Limited

*CURRENT ADDRESS

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5706 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/1/03

03 JUN 30 7:21

82-5706

REMGRO LIMITED

Registration number 1968/006415/06
ISIN ZAE000026480 Share Code REM

ARLS
3-31-03

AUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED 31 MARCH 2003

• INCREASE IN HEADLINE EARNINGS PER SHARE:	+ 16.1%
• INCREASE IN ORDINARY DIVIDEND PER SHARE:	+ 20.4%
• FIVE YEAR COMPOUND GROWTH RATES: (pro forma)	
- HEADLINE EARNINGS PER SHARE	22% per annum
- ORDINARY DIVIDEND PER SHARE	23% per annum

DIRECTORATE AND ADMINISTRATION

Directors

Johann Rupert* *(Chairman)*,
M H Visser *(Chief Executive Officer/Deputy Chairman)*,
P E Beyers*,W E Bührmann, G D de Jager*,
J W Dreyer*, D M Falck, P K Harris*, E de la H Hertzog*,
E Molobi*, J F Mouton*, J A Preller (Mrs),
F Robertson*, P G Steyn*, T van Wyk
*(*Non-executive)*

Secretary

M Lubbe (Mrs)

Listing

JSE Securities Exchange South Africa
Sector: Financial-Investment Companies

American depositary receipt (ADR) program

Cusip number 75956M107 ADR to ordinary share 1:1

Depositary

The Bank of New York, 620 Avenue of the Americas, New York NY 10011

Business address and registered office

Carpe Diem Office Park, Quantum Street,
Techno Park, Stellenbosch 7600
(P O Box 456, Stellenbosch 7599)

Transfer Secretaries

Computershare Investor Services Limited, 70 Marshall Street,
Johannesburg 2001 (P O Box 61051, Marshalltown 2107)

Auditors

PricewaterhouseCoopers Inc.,
Stellenbosch

Sponsor

Rand Merchant Bank Corporate Finance

Website

www.remgro.com

(ANNOUNCEMENT)

ABRIDGED CONSOLIDATED BALANCE SHEET

	2003 R million	2002 R million
ASSETS		
Property, plant and equipment	**3 255**	2 063
Investment properties	**22**	20
Goodwill and trade marks	**3 361**	2 687
Investments - Associated companies	**19 844**	16 984
- Other	**109**	115
Loans	**326**	12
Deferred taxation	**84**	17
Cash resources	**2 286**	2 697
Other current assets	**1 789**	1 738
Total assets	**31 076**	26 333
EQUITY AND LIABILITIES		
Interest of own members.	**27 809**	24 062
Minority interest	**1 583**	929
Total shareholders' equity	**29 392**	24 991
Interest-bearing loans	**213**	151
Other non-current liabilities	**218**	203
Other current liabilities	**1 253**	988
Total equity and liabilities	**31 076**	26 333
Net asset value per share (Rand)		
- At book value	**R54.49**	R46.10
- At market value/directors' valuation ("intrinsic value")		
- at year-end	**R76.91**	R89.50
- at 23 June 2003 *	**R87.02**	-

* *This figure was not subject to audit.*

ABRIDGED CONSOLIDATED INCOME STATEMENT	2003 R million	2002 R million
Revenue of the Company and its subsidiaries	**11 212**	8 441
Operating profit before depreciation	**1 468**	981
Depreciation	**(206)**	(189)
Finance costs	**(45)**	(58)
Profit from normal operations	**1 217**	734
Amortisation of goodwill	**(166)**	(138)
Impairment of assets	**(24)**	-
Exceptional items	**1 245**	(20)
Profit before tax	**2 272**	576
Taxation	**(302)**	(173)
Profit after tax of the Company and its subsidiaries	**1 970**	403
Share of after-tax profit of associated companies	**7 262**	3 255
- Profit from normal operations	**4 421**	3 881
- Amortisation of goodwill	**(308)**	(276)
- Impairment of assets	**(63)**	-
- Exceptional items	**3 212**	(350)
Group profit after tax	**9 232**	3 658
Minority interest	**(488)**	(151)
Net profit for the year	**8 744**	3 507

Reconciliation of headline earnings:		
Basic earnings - Net profit for the year	**8 744**	3 507
Plus/(minus) – portion attributable to own members:		
- Amortisation of goodwill	**473**	414
- Impairment of assets	**72**	-
- Exceptional items	**(4 354)**	351
- Net surplus, after taxation, on disposal of property, plant and equipment	**(21)**	(35)
- Other	**-**	15
Headline earnings	**4 914**	4 252

EARNINGS AND DIVIDENDS PER SHARE	2003 Cents	2002 Cents
Headline earnings	**945.8**	814.5
Basic earnings	**1 682.9**	671.8
Dividends		
Ordinary	**248.00**	206.00
- Interim	**88.00**	73.00
- Final	**160.00**	133.00
Special	**-**	100.00

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	2003 R million	2002 R million
Balance at 1 April - as previously reported	**24 047**	19 387
Prior year adjustments	**15**	(21)
Adjusted balance at 1 April	**24 062**	19 366
Net profit for the year	**8 744**	3 507
Dividends paid	**(1 674)**	(934)
Exchange rate adjustments	**(2 185)**	2 131
Change in interests in subsidiary companies, associated companies and joint ventures	**(23)**	61
Change in reserves of associated companies and other reserves	**(436)**	(94)
Purchase of shares by wholly-owned subsidiary (treasury shares)	**(704)**	-
Long-term share incentive scheme reserve	**25**	25
Balance at 31 March	**27 809**	24 062

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT	2003 R million	2002 R million
Cash flow from operating activities	**1 377**	795
Taxation paid	**(220)**	(111)
Dividends received	**2 215**	1 520
Cash available from operating activities	**3 372**	2 204
Dividends paid	**(1 773)**	(968)
Net cash inflow from operating activities	**1 599**	1 236
Investing activities	**(1 943)**	(201)
Financing activities	**(82)**	(158)
Net increase/(decrease) in cash and cash equivalents	**(426)**	877
Cash and cash equivalents at the beginning of the year	**2 677**	1 800
Cash and cash equivalents at the end of the year	**2 251**	2 677
Cash and cash equivalents – per balance sheet	**2 286**	2 697
Bank overdraft	**(35)**	(20)

ADDITIONAL INFORMATION

	2003	2002
Number of shares in issue		
- Ordinary shares of 1 cent each	**486 493 650**	486 493 650
- Unlisted B ordinary shares of 10 cents each	**35 506 352**	35 506 352
Total number of shares in issue	**522 000 002**	522 000 002
Shares repurchased and held in treasury		
- Ordinary shares of 1 cent each	**(11 616 128)**	-
	510 383 874	522 000 002
Weighted number of shares in issue	**519 565 424**	522 000 002

In determining the headline and basic earnings per share the weighted number of shares in issue was taken into account.

	2003 R million	2002 R million
Listed investments		
Associated		
- Book value	**7 693**	6 792
- Market value	**10 911**	10 786
Other		
- Book value	**44**	50
- Market value	**47**	136
Unlisted investments		
Associated		
- Book value	**12 151**	10 192
- Directors' valuation	**23 369**	30 895
Other		
- Book value	**65**	65
- Directors' valuation	**74**	73
Additions to and replacement of property, plant and equipment	**388**	191
Capital commitments	**579**	112
(Including amounts authorised, but not yet contracted for)		
Dividends received		
Dividends included in operating profit	**10**	8
Dividends from associated companies set off against investments	**2 095**	1 469
Interest received		
From unlisted investments and deposits	**372**	235
(Included in operating profit)		

ADDITIONAL INFORMATION – (Continued)

	2003 R million	2002 R million
Exceptional items		
Exceptional items of subsidiary companies:		
Net capital surplus/(loss) on the sale of investments and businesses	**1 244**	(18)
Other	**1**	(2)
Total before taxation – per income statement	**1 245**	(20)
Taxation	**(22)**	18
Total after taxation	**1 223**	(2)
Share of exceptional items of associated companies:		
Net capital surplus on BAT preference shares	**3 204**	-
Restructuring costs	**(123)**	(148)
Net capital surplus/(loss) on sale of investments and businesses	**86**	(250)
Other	**6**	(19)
Taxation effect	**37**	65
Attributable to minorities of associated companies	**2**	2
Total – per income statement	**3 212**	(350)
Grand total	**4 435**	(352)
Attributable to minorities	**(142)**	1
Attributable to own members	**4 293**	(351)

COMMENTS

1. ACCOUNTING POLICIES

The annual financial statements are prepared mainly on the historical cost basis, in accordance with South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act and incorporate accounting policies which are consistent with those of the previous financial year, with the exception of accounting for the Company's long-term share incentive scheme and the implementation of the South African Statement of Generally Accepted Accounting Practice, AC 433: Consolidation and equity method – Potential voting rights and allocation of ownership interests.

2. PRIOR YEAR ADJUSTMENTS

Change in accounting policy
The accounting policy in respect of the Company's long-term share incentive scheme (the "scheme") has been changed.

In the past, the diluted headline and basic earnings per share were based on the weighted number of shares in issue after adjustment for the dilutive effect of shares which were to be issued to participants in the scheme. The trustees of the Share Trust subsequently decided rather to acquire shares in the open market and 3 950 000 shares were purchased for an amount of R277 million in June 2002 for this purpose.

The estimated cost of the scheme, after taking into account dividends received on the relevant shares, is accounted for against income and headline earnings on a straight-line basis over a four-year period with a corresponding credit to equity. The comparative figures have been restated in respect of the portion attributable to the expired periods. The effect of the change in accounting policy on headline earnings and headline earnings per share was as follows:

HEADLINE EARNINGS	31 March 2002 R million
Previously reported	4 277
Net scheme cost for the year	(25)
Restated headline earnings	4 252

Net scheme cost for the year to 31 March 2003 amounts to R16 million.

HEADLINE EARNINGS PER SHARE	31 March 2002 Cents
Previously reported	819.3
Net scheme cost for the year	(4.8)
Restated headline earnings per share	814.5

Net scheme cost per share for the year to 31 March 2003 amounts to 3.1 cents.

AC 433
During the year under review the Company implemented AC 433: Consolidation and equity method – Potential voting rights and allocation of ownership interests. The effect on earnings for the year ended 31 March 2002 was not material, therefore the comparative income statement has not been restated.

3. COMPARABILITY

Certain balance sheet and income statement items are not directly comparable with those of the prior financial year due to:

a) the consolidation of Medi-Clinic Corporation Limited (Medi-Clinic) as a subsidiary company from 1 April 2002. Previously it was equity accounted as an associated company, and
b) the equity accounting of the interest in Unilever Bestfoods Robertsons from 1 April 2002. Previously the interest in the former Bestfoods Robertsons joint venture, was proportionately consolidated.

4. RESULTS

Headline earnings

Headline earnings for the year to 31 March 2003 grew by 15.6% from R4 252 million to R4 914 million.

Headline earnings per share, however, increased by 16.1% from 814.5c to 945.8c reflecting the "uplift" resulting from the share repurchase programme.

During the year under review, a wholly-owned subsidiary acquired 11.6 million Remgro ordinary shares in the open market, representing 2.4% of the issued ordinary share capital of the Company. The total purchase consideration amounted to R704 million at an average of R60.64 per ordinary share. The shares have not been cancelled and are held as treasury stock.

We have regularly in the past drawn attention to the fact that currency movements could have a significant impact on earnings. In particular, British American Tobacco Plc (BAT)'s Sterling profit contribution, translated into South African rands, amounts to almost 50% of Remgro's total headline earnings.

The favourable currency impact on translation of BAT's contribution to headline earnings as set out in the table below, has declined from R427 million during 2002 to R243 million for the year under review.

Financial year:	**2003**	**2002**
Average exchange rate (£/R)	**15.0678**	13.5592
Closing exchange rate at year-end (£/R)	**12.4915**	16.2056
BAT contribution (£m)	**161**	154
BAT contribution (Rm)	**2 423**	2 088
Favourable currency impact (Rm)	**243**	427

It should be noted that BAT's profit contribution is translated at an average exchange rate. If the average for the year to 31 March 2004 was to be equal to the current £/R spot rate, which is lower (i.e. stronger rand) compared to the average rate for the past year, it will result in an unfavourable currency impact during the new financial year.

Basic earnings

Basic earnings per share increased by a substantial 151% to 1 682.9 cents. Basic earnings reflects earnings after goodwill amortisation and inclusion of non-recurring exceptional items. During the current year, attributable after-tax exceptional items amounted to R4 293 million. These included large exceptional gains such as:

- R310 million in respect of the disposal of the interest in Malbak Limited in exchange for shares in Nampak Limited.
- R408 million relating to the restructuring of the Bestfoods Robertsons joint venture resulting in a revised holding in the enlarged Unilever Bestfoods Robertsons venture.
- R270 million on the disposal of the Robertsons Homecare interests.
- R3 204 million in respect of the revaluation gain arising on R&R Holdings' ownership of BAT preference shares following the issue of call warrants on such preference shares.

5. REVENUE

	31 March 2003 R million	31 March 2002 R million
Revenue is not comparable with that of the previous year as is shown by the following analysis:		
Operating revenue		
- Medi-Clinic (Consolidated from 1 April 2002)	**2 924**	-
- Bestfoods Robertsons joint venture (Proportionately consolidated to 31 March 2002)	**-**	1 866
- Other subsidiaries	**5 811**	4 863
Dividends and interest	**2 477**	1 712
Revenue of the Company and its subsidiaries	**11 212**	8 441

6. SOURCE OF HEADLINE EARNINGS

	2003 R million	%	2002 R million	%
Trade mark interests	**2 498**	**51**	2 167	51
Financial services	**1 121**	**23**	958	23
Industrial interests	**696**	**14**	570	13
Mining interests	**322**	**7**	306	7
Corporate finance and other interests	**277**	**5**	251	6
	4 914	**100**	4 252	100

7. TOBACCO

Remgro's tobacco interests are represented by a one-third shareholding in R&R Holdings SA Luxembourg (R&R). The other two-thirds are held by Compagnie Financière Richemont SA (Richemont).

In January 2003, R&R issued secured call warrants exercisable into ordinary shares of BAT in 2004. This transaction effectively locked in the value of the 120.9 million convertible redeemable preference shares which R&R has in BAT and which it was obliged to either sell or tender for redemption in June 2004 at the redemption price of 675 pence per share. Together with the gross warrant premium of 34.29 pence per share received in January 2003, the value locked in amounted to 709.29 pence per share, before costs. R&R also holds 604.3 million BAT ordinary shares.

As a consequence of the warrant issue, the preference shares are now treated as a debt instrument in the consolidated accounts of R&R and are no longer equity accounted. For the nine months ended 31 December 2002, R&R's effective interest in BAT, reflecting the holding of both ordinary and preference shares, was 31.5%. For the three-month period ended 31 March 2003, R&R has accounted for its 27.9% effective interest in BAT ordinary shares under the equity method and, in respect of the preference shares, has recorded the movement in the present value of the shares as investment income. Similarly, this movement in net present value effectively became an investment expense for BAT in accounting terms and therefore, for purposes of equity accounting the interest in the ordinary shares, R&R reduced BAT's attributable profit for the quarter ended 31 March 2003 accordingly.

Whilst R&R has applied IAS 39 (Financial Instruments: Recognition and Measurement) in accordance with International Financial Reporting Standards, the South African equivalent, AC 133, was not yet applicable to Remgro in the year under review. This required Remgro to make the necessary adjustments to the reported results of R&R for the difference in accounting policies. Had R&R not applied IAS 39, the conversion rights embedded in the preference shares would not have been valued, and consequently these conversion rights, represented by the warrant premium, would have been accounted for as income either proportionately over the remaining term of the preference shares, or in one amount upon their redemption in June 2004. Accordingly, the net warrant premium, amounting to £30 million has been deferred in accounting for Remgro's share of the results of R&R for the year to 31 March 2003. With AC 133 subsequently becoming applicable to Remgro, the deferred income will be included in equity accounted income in the ensuing financial year.

Linked to the realisation of the value of the preference shares and their reclassification, R&R recorded an exceptional gain during the year under review, Remgro's share of which amounted to R3 204.4 million.

After elimination of exceptional items and goodwill amortisation and the necessary adjustments referred to above, R&R's contribution to Remgro's headline earnings is made up as follows:

	2003 £ million	2002 £ million
Adjusted attributable profit of BAT for the twelve months ended 31 March	**1 528**	1 456
R&R's 31.5% share of the adjusted attributable profit of BAT for the twelve months to 31 March 2002	-	459
R&R's 31.5% share of the adjusted attributable profit of BAT for the period 1 April 2002 to 31 December 2002	**380**	-
R&R's 27.9% share of the adjusted attributable profit of BAT for the period 1 January 2003 to 31 March 2003	**89**	-
Movement in present value of BAT preference shares and dividends	**10**	-
R&R's other income	**3**	3
R&R's headline earnings for the year ended 31 March	**482**	462
Remgro's $33^1/_3$% share thereof	**161**	154
	R million	**R million**
Translated at an average £/R rate of 15.0678 (2002: 13.5592)	**2 423**	2 088

BAT had shipments of 777 billion cigarettes in the year to 31 December 2002 representing a global market share of 14.6%. It has a robust position in all regions worldwide which, together with the broad based portfolio of international, regional and local brands, provides the platform for achieving global leadership of the tobacco business. Growth in profit is achieved by a continuous focus on increasing its share in the key growth consumer segments of international and premium priced brands.

For BAT the most encouraging aspect of the results for the year was the impressive growth in their global drive brands. Dunhill, Kent, Lucky Strike and Pall Mall grew by 8% between them. Dunhill in particular performed well with sales exceeding 30 billion cigarettes for the first time. Although Lucky Strike declined in 2002 as a result of the planned reduction in duty-free sales, the brand should return to growth in 2003 whilst Dunhill, Kent and Pall Mall should maintain their progress.

Within BAT's regions, America-Pacific's operating profit was in line with the prior year, reflecting the net effect of a good performance from all its regional markets offset by the adverse exchange rate movements. Asia-Pacific, along with the Africa and Middle East regions suffered from the planned reduction in duty-free sales with profits down £46 million and £50 million respectively. Latin America performed well given the exceptionally difficult economic circumstances and political uncertainty in many countries during the year with profits down £35 million, reflecting lower volumes and a significant weakening of the region's major currencies against Sterling. Europe's operating profit was £42 million higher as a result of solid market performances in Russia, Ukraine, Poland, Hungary, France and Switzerland. This was despite a significant loss of profit from the dissolution of the UK partnership, a price war in Romania and excise tax increases in Germany.

In the year to 31 December 2002, BAT's adjusted earnings per share, arguably the best measure of the company's underlying performance, grew by 8% as a result of lower net interest expense, an improved tax position and lower minority charges. These results were achieved despite a 3% decline in operating profit caused by the impact of weak currencies and the planned decline in duty-free sales, but at comparable rates of exchange operating profits were up by 3%.

8. OTHER INVESTMENTS

The most important changes during the year under review were as follows:

Purchase of Remgro shares
During the year under review, Remgro's wholly-owned subsidiary company, Remgro Investments (Proprietary) Limited, acquired 11 616 128 ordinary shares for a total amount of R704.4 million or R60.64 per share. This represents 2.4% of the issued ordinary shares and are held as treasury shares.

Standard Bank Investment Corporation Limited (Stanbic)
The 3.1 million Stanbic shares received during April 2000 by way of a dividend in specie from the Gencor Limited's unbundling were sold for R110.6 million during May 2002. The transaction realised an after-tax capital surplus of R77.1 million which was accounted for as an exceptional item.

FirstRand Limited (FirstRand)
During May 2002 a further investment of R111 million was made in FirstRand. Since then Remgro's direct interest in FirstRand amounts to 9.6%.

Malbak Limited (Malbak)
The scheme of arrangement between Malbak and its shareholders was sanctioned by the High Court of South Africa on 14 August 2002. In terms of this arrangement, Remgro received 74 374 104 Nampak Limited (Nampak) shares and R167.7 million in cash in exchange for its Malbak shares. The transaction realised an after-tax capital surplus of R310.4 million which was accounted for as an exceptional item. During August 2002 Remgro made a further investment of R159.0 million in Nampak. Since then Remgro's interest in Nampak amounts to 13.5%.

Malbak's results were equity accounted for the four months to 31 July 2002 and that of the enlarged Nampak for the eight months to 31 March 2003.

Universa (Proprietary) Limited (Universa)
On 20 August 2002 the Mine Employees Pension Fund and Sentinel Mining Industry Retirement Fund (collectively, the MPFs), Sage Group Limited (Sage) and Financial Securities Limited (FSL), a wholly-owned subsidiary of Remgro (collectively, the Universa shareholders) and Sanlam Limited (Sanlam) announced that they had restructured the agreements between them in respect of their interests in Absa Group Limited (Absa). In addition, FSL, the MPFs and Sanlam have entered into a new Absa shareholders' agreement. Sage elected to withdraw from the previous Absa shareholders' agreement and no longer participates in the new Absa shareholding pool.

The unbundling of Universa's shareholding in Absa was finalised on 8 November 2002. An application for the voluntary liquidation of Universa was submitted on 22 January 2003. Remgro has a direct interest in Absa of 9.4%.

Hunt Leuchars & Hepburn Holdings Limited (HL&H)
The schemes of arrangement in terms of which Industrial Partnership Investments Limited (IPI), a wholly-owned subsidiary of Remgro, acquired all the ordinary and preference shares in HL&H not held by it, were sanctioned by the High Court of South Africa on 22 October 2002.

The listing of HL&H shares on the JSE Securities Exchange South Africa (JSE) was terminated on 28 October 2002. In terms of the schemes of arrangement, IPI acquired 60.0 million HL&H ordinary shares and 37.9 million HL&H preference shares on 4 November 2002 for a total consideration of R985.6 million. HL&H has since been a wholly-owned subsidiary of Remgro.

Robertsons Holdings (Proprietary) Limited (Robertsons)
During September 2001 it was announced that Robertsons and Unilever Plc (Unilever) had agreed in principle to restructure their interests in the existing joint venture between Robertsons and Bestfoods Europe. This proposal was a direct result of Unilever's acquisition of Bestfoods' global interests.

The new Unilever Bestfoods Robertsons (UBR) venture, in which Robertsons holds 41%, was established with effect from 1 April 2002. From that date the interest in UBR has been equity accounted for. In the past the interest in the former Bestfoods Robertsons joint venture was consolidated proportionately.

Medi-Clinic Corporation Limited (Medi-Clinic)
The interest in Medi-Clinic on 31 March 2003 was 52.4%. Previously the interest in excess of 50% was considered to be temporary due to personnel options not yet exercised, which could dilute the interest to below 50%. Because of the purchase of shares by Medi-Clinic this expected dilution will probably not take place and therefore, from 1 April 2002, Medi-Clinic has been consolidated as a susidiary company.

Subsequent to the year-end:

Total South Africa (Proprietary) Limited
An empowerment transaction was announced recently. On 30 April 2003 the shareholders of Total South Africa, namely Total France, Remgro and Old Mutual, restructured their shareholding and Total South Africa issued 25% of its voting capital to Tosaco (Proprietary) Limited (Tosaco) in exchange for cash. Total France now has 50.1%, Remgro 24.9% and Tosaco 25.0% of Total South Africa.

Gencor Limited (Gencor)
The unbundling of Gencor's interest in Impala Platinum Holdings Limited (Impala) by way of a dividend in specie was approved by Gencor's shareholders on 25 April 2003.

Gencor shareholders received their Impala shares on 18 June 2003. In terms of the Listing Requirements of the JSE, Gencor's listing will be suspended six months after the proposed unbundling. Remgro's interest in Impala will be approximately 5.0% and it will no longer be equity accounted.

Sage Group Limited (Sage)
On 9 April 2003 Sage announced that the company plans to raise additional capital to the amount of R350 million.

This will be accomplished by an issue of shares to a consortium of investors, represented by, and including, AVASA Holdings Limited, as well as a rights issue to all shareholders of Sage.

Remgro's maximum exposure in terms of the underwriting agreement, amounts to R92.5 million.

DIRECTORATE

On 28 August 2002, Mr P J Erasmus retired as a non-executive director.

AUDIT REPORT

The annual financial statements have been audited by PricewaterhouseCoopers Inc. and their unqualified audit report is available for inspection at the registered office of the Company.

DIVIDENDS

Declaration of Dividend No 6

Notice is hereby given that a final dividend of 160 cents (2002: 133 cents) per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the financial year ended 31 March 2003.

Together with the interim dividend of 88 cents per share paid during January 2003, total dividends for the financial year amounted to 248 cents per share.

Dates of importance:

Last day to trade in order to participate in the final dividend	Friday, 8 August 2003
Trading on or after this date will be ex the final dividend	Monday, 11 August 2003
Record date	Friday, 15 August 2003
Payment date	Monday, 18 August 2003

On payment date, if so mandated, dividends due to holders of certificated securities will either be transferred electronically to bank accounts, or alternatively, cheques will be posted to their registered addresses.

Dividends in respect of dematerialised shareholdings will be paid through the STRATE system.

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 11 August 2003, and Friday, 15 August 2003, both days inclusive.

The Annual Report will be posted to members during July 2003.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Thys Visser
Chief Executive Officer / Deputy Chairman

Stellenbosch
24 June 2003